

SONO·TEK Corporation

2009 Annual Report

Improving Manufacturing Processes One Coating at a Time



Photos (left to right): 1) Fuel cell coating - catalyst ink suspensions onto nafion membranes 2) Thin film and silicon solar cell production - Phosphoric doping, active layer coatings for thin film cells, and selective fluxing onto solder bus lines 3) Food - anti-microbial coating onto bread 4) Medical coatings - anti-restinosis coatings onto cardiac balloon/catheters and stents.



On the Cover: Our cover reflects the continuing development of new spraying and coating applications for our ultrasonic atomization nozzle systems. We are replacing traditional and wasteful spraying systems with our ability to use much less liquid in attaining required coatings. Starting with flux coatings on printed circuit boards, we have migrated our technology to implantable medical devices, blood collection tubes, stain protection on float glass, performance membranes for fuel cells, solar cell functional coatings, food processing and packaging coatings, and we continue to explore additional applications with our customers.

CORPORATE HIGHLIGHTS FOR FISCAL YEAR 2009

- Grew sales by 12% in a very depressed economy
- Invested over $1 Million in developing & introducing six new products
- Maintained minimal debt levels
- Maintained medical device coating sales
- Grew SonoDry Spray Dryer sales
- Added two new international glass line customers
- Installed three food products coating applications for evaluation
- Won our first major food coating application
- Significant growth in fuel cell alternative energy market
- Developed products aimed at solar energy market

TABLE OF CONTENTS

BUSINESS FOCUS .... IFC
CORPORATE HIGHLIGHTS 1
CHAIRMAN'S MESSAGE 2-7
MANAGEMENT DISCUSSION 8-12
INDEPENDENT AUDITOR'S REPORT ... 13
CONSOLIDATED FINANCIAL STATEMENTS 14-28
COMMON STOCK 28
CORPORATE DIRECTORY 29

Recent Press Releases and Announcements

June 2009 - Announced the sale of an industrial scale ultrasonic food coater to Mesa Foods of Louisville, KY. The system uniformly coats a micronic layer of edible oil on formed dough prior to baking. It uses dramatically less oil than the conventional spraying systems it replaced, and improves final product quality in uniformity of color and taste, at a significantly reduced cost of goods.

April 2009 - Announced the sales of two glass coating lines to new customers in the United Arab Emirates and South Korea. These coating lines sell for $150-$200k, depending on the size of the float glass, and they result in reduced operating costs, reduced environmental discharge, and increased coating precision when compared to the traditional spraying systems that they replace.

February 2009 - We issued a Winter Newsletter that included information regarding the selection of Sono-Tek's CEO as a recipient of a "Best CEO" award. This unsolicited award was presented by DeMarche Associates, a leading investment research and financial consulting firm. The award is presented to a small group of American CEOs—163 out of a potential field of 6700, based on the ratio of shareholder value generation divided by CEO compensation in the preceding three year time period.

December 2008 - SMT magazine presented an award to Sono-Tek for the best new product in 2008 in the printed circuit board industry. The award was given for our SonoFlux 2000FP 660, a programmable fluxing machine that can automatically adjust to spraying circuit boards up to 24 inches in width.

November 2008 - Sono-Tek announces the new product release of the SonicSyringe, an ultrasonic dispersion syringe pump system. The SonicSyringe is finding immediate application in clean energy markets such as coating fuel cell proton exchange membranes with catalyst suspensions, or coating solar cells with nanosuspensions. When combined with our ultrasonic spray technology, the SonicSyringe provides a uniformly dispersed suspension from pump to coated surface, resulting in thinner and more accurate coatings. A patent application has been submitted for this novel ultrasonic pumping system.

October 2008 - Sono-Tek announces the completion of an intensive Asian training conference. This bi-annual conference, hosted by Sono-Tek, took place in Shenzhen, China, and was attended by a record turnout of 120 participants from China, Russia, Portugal, Taiwan, Korea, Singapore, Germany, Thailand, Malaysia, the United Kingdom, India, Japan, and the United States. Customers and distributors were shown a number of new products such as the SonoFlux EZ, SonoFlux Servo, MediCoat II, SelectaFlux for Solar Cell applications, SonoDry, ExactaCoat for Fuel Cell applications, and the SonicSyringe.

Chairman's Message

No one needs to tell investors how difficult the past year has been for business and individuals, with drastic reductions in portfolio values, housing values, and economic activity. Sono-Tek has been affected mainly by the sharp slowdown in consumer purchases of electronic products involving printed circuit boards. We supply fluxing equipment used in the manufacture of printed circuit boards. We saw this part of our business fall by over one-third in the past year, as our customers laid off thousands of employees and closed manufacturing lines. If circuit board fluxers were still the main part of our business, our overall revenues would have fallen as well. As it turns out, we had initiated a major business development program in the latter part of the previous fiscal year, and were on our way to creating and introducing a variety of new products to serve additional applications and markets. As a result, we were able to show revenue growth of 12%, rather than a decline, putting us in the top third of publicly traded companies.

But not everything went according to plan. We spent aggressively on a wide series of new markets and applications, and while we did grow sales, we were not able to achieve the amount of growth we expected. The economic slowdown forced us to scale back on our ambitions, and to more tightly focus on those initiatives that were showing the earliest signs of success. Some good ideas were put on the back burner, as we turned our attention to making sure the Company could maintain a solid cash balance for whatever the depth and duration of the recession. We increased, and then decreased expenditures for trade shows, marketing and product publicity, and legal expenses related to patent applications. We also had to downsize our organization in response to the actual level of sales we saw, versus expected sales levels. Now, as a result of our actions, we believe that we have the Company in a stable position regarding cash balance, but with an enhanced product and market portfolio for the years ahead.

The next section of this message highlights our results this past year, which we believe will set the stage for a stronger and growing Company, once the current recession is over.

Customer Feedback

"Sono-Tek's system capability is great, we are coating at thicknesses and uniformities never seen before. We were able to coat with milligram weight gains over our product. This is half-to-quarter the gain we need, and it has opened up the ability to do multiple coats using different inks on the same part."

"Sono-Tek leads the way in coating technologies. Their machines are simple yet effective and can coat better than most traditional systems I've seen. This is why I have gone back to them twice since buying my first system."



Financial Results

SALES: 2003 - 2009 *(in thousands of U.S. dollars)*



$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2003
2004
2005
2006
2007
2008
2009

NET INCOME: 2003 - 2009 *(in thousands of U.S. dollars)*



$1,000
$500
$0
$-500
$-1,000
$-1,500
2003
2004
2005
2006
2007
2008
2009

CASH RESERVES: 2003 - 2009 *(in thousands of U.S. dollars)*



$2,500
$2,000
$1,500
$1,000
$500
$0
AUG. '08
FEB. '09
2003
2004
2005
2006
2007
2008
2009

DEBT AND EQUITY: 2003 - 2009 *(in thousands of U.S. dollars)*



DEBT
EQUITY
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$-1,000
2003
2004
2005
2006
2007
2008
2009

SALES - Our sales this year were up by $710,000 or 12%. This result was an amalgam of a severely reduced electronics business, coupled with success in our new programs and products targeted at the clean energy market involving fuel cells and solar energy. Nearly a quarter of our sales were attributable to the new areas that we developed in the past two years.

INCOME - We reported a loss of $1,513,000 for the fiscal year. The loss reflects the costs involved in growing future business. Approximately half of the reported losses were non-cash losses, such as the write down of tax assets, depreciation, and stock option award expenses.

CASH - We used about half of our cash reserves in implementing our growth program in the first part of the fiscal year. We changed our approach toward the end of the third quarter, as the economic situation deteriorated, and our goal then and now is to maintain the Company's cash position until our efforts and the economy allow us to grow profits and cash reserves again.

DEBT AND EQUITY - A company's ratio of debt to equity is considered to be more important than either debt or equity alone. Typically, companies strive to have a debt to equity ratio of less than 50%. Sono-Tek's ratio is well below this benchmark at 8.3%, as seen in the debt to equity chart.

Our ultrasonic nozzle technology produces a spray output that provides key conservation and cost reduction benefits to various product applications. Most of these applications involve incorporating one or more of our ultrasonic nozzles in a complex engineered spraying system that provides our customers with the precision and performance they want from a sprayed coating. The summary below will provide shareholders with an overview of our market applications and our products that serve these applications.





SonoFlux EZ and SonoFlux Servo

PRINTED CIRCUIT BOARDS ~ SPRAY FLUXERS: While this market has suffered most in the recession, due to consumer spending reductions, Sono-Tek experienced a smaller decline than the market itself. This reason for this better-than-market performance is the introduction of several products serving market niches new to us. Last year we introduced a lower cost alternative spray fluxing system, SonoFlux EZ, to enhance our ability to compete in some of the offshore manufacturing centers. This year we introduced another niche product, the SonoFlux Servo, which combines features of both wide area and selective fluxing in a single programmable spray fluxer. This machine serves a segment we have been unable to meet with a single fluxer. Both of these new fluxers have added sales to our electronics segment, thus reducing the recessionary impact for us. In addition, our strong service and distributor network has helped us to improve market share in our traditional area of spray fluxing, as our competitors cut back on these important elements of customer satisfaction.



EVS by Sono-Tek Solder Recovery System

PRINTED CIRCUIT BOARDS ~ SOLDER RECOVERY SYSTEMS: Our electronics customers have an ongoing need to replace solder that becomes oxidized in their wave solder machines during the manufacture of printed circuit boards. In an era of increasing costs for raw materials such as solder, we provide them with a means of recycling their used solder with a payback time of well under a year by providing our Sono-Tek/EVS Solder Recovery System. This business segment has been impacted to a greater extent than our fluxer business by the recession, as companies defer capital spending—even for good projects.

FUEL CELLS ~ EXACTACOAT FC AND FLEXICOAT FC: Concerns about the price and future supplies of oil has reawakened programs aimed at reducing dependence on foreign oil. Fuel cells offer a means to create electricity from other fuel sources, and R&D is being funded by other countries, various businesses, and most recently, by the US government. Current work is aimed at producing more efficient and less costly fuel cells. Coating equipment is needed for the key proton exchange membranes in these devices, and the current approach using screen printers is wasteful of the expensive platinum suspensions involved. Sono-Tek's ultrasonic spray alternative, embodied in our ExactaCoat FC and Flexicoat FC machines has made significant inroads with customers, due to the greater precision, higher performance, and more economical coating that we can supply. Customers are also finding that our ultrasonic syringe pump (patent pending) adds further accuracy to their coating process, and as a result this business area has grown by 500% in the past year. The future looks bright in this area as federal stimulus funds begin to have an impact on the development of alternative energy sources.



SonicSyringe, FlexiCoat & ExactaCoat

SOLAR ENERGY ~ EXACTACOAT SC, FLEXICOAT SC, AND HYPERSONIC: Solar energy development is being driven both by oil concerns, as well as concerns about global warming. We have been working with a number of manufacturing and development companies to provide both fluxing solutions as well as functional coating solutions for current silicon glass solar panels and advanced thin film solar designs. The work we are doing relates to increasing the efficiency of the solar collection devices and reducing cost of manufacture. Once again, recent US government decisions and programs are expected to help boost our potential market, which has previously seen the involvement of mostly offshore government backed entities. We have introduced two new products for this market, the Flexicoat SC and the HyperSonic, a high speed reciprocating ultrasonic spraying system that is particularly suited for solar cell production.



FlexiCoat SC & HyperSonic

MEDICAL DEVICES ~ MEDICOAT I AND II: We have had continuing sales of our medical coating equipment to manufacturers of implanted medical devices such as drug eluting stents for cardiac applications, peripheral vascular applications, sinus applications, and diabetic monitoring applications. We also have seen increasing demand for related coating equipment, for catheters and the associated balloons used in cardiac care.



MediCoat II


WideTrack Float Glass System

GLASS MANUFACTURING ~ WIDETRACK FG: Several years ago, we introduced our WideTrack FG to help customers in the float glass industry reduce the use of liquids and water, while reducing cost and environmental discharges associated with the use of wasteful conventional spraying systems. The application involves applying anti-stain coatings as the final step in float glass manufacture, and our success with a major global customer has led to repeat business in their plants, as well as channeled business from their global licensees, where our equipment is specified into the license agreement. We have also installed a glass line coating system with another major global glass company, which may lead to sales at more of their facilities over time.

TEXTILE FINISHING ~ WIDETRACK TX: We have a successful finishing line installed at a major supplier of automotive fabrics, where we replaced a conventional spraying system with our ultrasonic one. We had hoped for repeat orders based on the documented savings in energy, materials, and waste, but the drastic slowdown in the auto industry has caused our customer to shut down many of their production lines. So in this area, we arrived with a successful improvement at the wrong time, at least the wrong time for immediate new orders.


SonoDry 1500

SPRAY DRYING ~ SONODRY: Sono-Tek entered this field several years ago by designing an ultrasonic nozzle that could be retrofitted into other manufacturers air atomization spray dryers. Due to customer demand for ultrasonic spray dried particle morphology, we now offer a complete line of fully engineered laboratory scale spray dryers, with capability to use both air atomization and ultrasonic nozzles. The principal market for this product is the domestic and foreign pharmaceutical industry.


Food Packaging Film Coating System

FOOD COATING APPLICATIONS ~ WIDETRACK F: We initiated an aggressive program to develop food coating and food packaging coating applications last year. Traditional and wasteful air atomization spraying systems are used in the food industry, with their typical limitations of nozzle clogging, waste, and extra costs due to overspray. We have been successful in demonstrating the ability to reduce the use of edible oils in baking lines, and we completed our first order recently. In addition, we have a contract to build and demonstrate a nano-clay coating process for the packaging industry. This industry is evolving towards biodegradable packaging that preserves the food product, but where the packaging material easily deteriorates to environmentally friendly components in landfills. We believe food and food packaging coating applications could become a large portion of our business in the next several years.

The Road Ahead

This is not a good time to try to predict the road ahead, with so much uncertainty in the economy, credit markets, and global trade. But we do have plans for the future, and we do have confidence in our technology and its increasing role in manufacturing processes. Last year, I wrote "time will tell if we have invested and spent wisely over the past year and through the current fiscal year. The proof will be in the pudding as they say, and in this case the "pudding" must be an increase in sales volume, which in turn leads to an increase in net income this year or next as we continue to pursue our program for significant growth". We achieved some of our goals in that we did see a double digit increase in sales—in spite of the worst business and economic climate since the Great Depression, but we did not report a profit this year. So the next chapter is clear to us—we have to manage our business in a way that keeps the Company on an even keel as the global economy recovers, so that we can be in a position to take advantage of all the hard work and expenditures made so far.

We remain passionately dedicated to our mission of expanding the use of ultrasonic atomization spraying and coating systems to every application that can benefit by replacing wasteful conventional spraying systems. We believe we have the means to help our customers dramatically reduce the consumption of commodities such as liquids, water, and energy, saving them money while giving them much greater coating precision and quality.



Christopher Coccio, Chairman & CEO *Joseph Riemer, President*

Sincerely,

Christopher L. Coccio, PhD
Chairman and CEO
July 10, 2009

Forward-Looking Statements

We discuss expectations regarding our future performance, such as our business outlook, in our annual and quarterly reports, press releases, and other written and oral statements. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations. These factors include, among other considerations, general economic and business conditions; political, regulatory, competitive and technological developments affecting the Company's operations or the demand for its products; timely development and market acceptance of new products; adequacy of financing; capacity additions, the ability to enforce patents and the successful implementation of the business development program.

We undertake no obligation to update any forward-looking statement.

Overview

Sono-Tek has developed a unique and proprietary series of ultrasonic atomizing nozzles, which are being used in an increasing variety of electronic, medical, industrial, and nanotechnology applications. These nozzles are electrically driven and create a fine, uniform, low velocity spray of atomized liquid particles, in contrast to common pressure nozzles. These characteristics create a series of commercial applications that benefit from the precise, uniform, thin coatings that can be achieved. When combined with significant reductions in liquid waste and less overspray than can be achieved with ordinary pressure nozzle systems, there is lower environmental impact and lower energy use.

We have a well established position in the electronics industry with our SonoFlux spray fluxing equipment. It saves customers from 40% to 80% of the liquid flux required to solder printed circuit boards over more labor intensive methods, such as foam fluxing. Less flux equates to less material cost, fewer chemicals in the workplace, and less clean-up. Also, the SonoFlux equipment reduces the number of soldering defects, which reduces the amount of rework.

In recent years we have diversified our product lines and have successfully entered into the medical device market. To accomplish this goal, we have focused engineering resources on the medical device market, with an emphasis on providing coating solutions for the newest generations of drug coated stents. We have sold a significant number of specialized ultrasonic nozzles and MediCoat stent coating systems to large medical device customers. Sono-Tek's stent coating systems are superior compared to pressure nozzles in their ability to uniformly coat the very small arterial stents without creating webs or gaps in the coatings. We sell a bench-top, fully outfitted stent coating system to a wide range of customers that are manufacturing stents and/or applying coatings to be used in developmental trials. We have also introduced and sold a production oriented stent coater known as MediCoat II in the past year.

Another change that has stimulated an increase in business has been the development of the WideTrack coating system, a broad-based platform for applying a variety of coatings to moving webs of glass, textiles, plastic, metal, food products and packaging materials. The WideTrack is a long-term product and market development effort. Thus far, we have made successful inroads with WideTrack systems into the glass, medical textile (bandages), and textiles industries. This will require a continuation of market and technology development in these areas in the years ahead. Some of these WideTrack applications involve nano-technology based liquids. We believe there is an excellent fit between the thin, precise films required in nano-technology coating applications and our ultrasonic nozzle systems.

We have also invested time and money in developing equipment solutions for applications in the solar cell and fuel cell clean energy markets. We have seen significant growth in these markets and are serving them with our ExactaCoat, FlexiCoat and HyperSonic products.

In the electronics, medical device and WideTrack coating markets, it has been incumbent upon us to focus our attention and resources on the development of a much greater international presence. We believe we have accomplished this and plan to continue our marketing efforts. Our international sales have risen from approximately 20% of total revenues in Fiscal Year 2003 to approximately 59% today.

Past history shows the cyclical nature of the electronics business. This cycle, coupled with the increasing trend toward moving electronics production offshore, created a need to diversify. As expected, our US-based electronics business has had a significant decline as a result of the trend toward production moving offshore, coupled with a slower economy and the reduced competitiveness of our US-based automotive customers. We have been able to offset this reduction in US electronics sales with an increase in our international electronics and medical device sales, as well as with new clean energy applications involving coatings on fuel cells and solar cells.

The creation of technological innovations and the expansion into new geographical markets requires the investment of both time and capital. Although there is no guarantee of success, we expect that over time, these newer markets will be the basis for Sono-Tek's continued growth and will contribute to future profitability.

Liquidity and Capital Resources

Working Capital - Our working capital decreased $892,000 from a working capital of $3,790,000 at February 29, 2008 to $2,898,000 at February 28, 2009. The decrease in working capital is primarily due to the use of cash to fund operations during the current year. Our current ratio is 3.5 to 1 at February 28, 2009, as compared to 5.2 to 1 at February 29, 2008.

Stockholders' Equity - Stockholders' equity decreased $1,366,000 from $4,898,000 at February 29, 2008 to $3,532,000 at February 28, 2009. The decrease in stockholders' equity is the result of the current year's net loss of $1,513,000, offset by stock based compensation of $115,000.

Operating Activities - In 2009, we used $735,000 of cash in our operating activities. In 2008 our operations provided $491,000 of cash. The current year's use of cash is a result of our net loss for the year and an increase in accounts receivable and inventories.

Investing Activities - In 2009 and 2008, we used $367,000 and $385,000, respectively, for the purchase or manufacture of equipment, furnishings and leasehold improvements. In addition, in 2009 and 2008 we used $29,000 and $8,000, respectively, for patent application costs.

Financing Activities - In 2009, our net cash provided by financing activities was $264,000, resulting from the proceeds of our line of credit of $250,000, proceeds from a note payable for equipment purchases of $18,000, proceeds from the exercise of stock options of $22,000 offset by repayments of notes payable of $26,000.

We currently have a revolving credit line of $500,000 and a $150,000 equipment purchase facility, both of these are with a bank. At February 28, 2009, we had $250,000 outstanding borrowings under the line of credit. The revolving credit line is collateralized by all of the assets of the Company and requires a 30 day annual payoff.

We had outstanding borrowings of $43,000 under the equipment facility at February 28, 2009. The borrowings have repayment terms which vary from 36 – 60 months and bear interest at rates from 5.2% to 6.6%.

Results of Operations

For the year ended February 28, 2009, our sales increased by $710,000 to $6,409,000 as compared to $5,699,000 for the year ended February 29, 2008. For the year ended February 28, 2009, we experienced an increase in sales of SonoFlux EZ units, SelectaFlux units, WideTrack units, spray drying systems, SonoFlux Servo units and our programmable XYZ precision coating units. For the year ended February 28, 2009, we experienced a decrease in sales of nozzles, ultrasonic generators, fluxer units, stent coaters and EVS Systems when compared to the prior year. Our sales to customers located in Asian countries increased by $778,000 or 71% for the year ended February 28, 2009. Our sales to US-based customers decreased by $292,000 or 10% for the year ended February 28, 2009.

Our gross profit increased $186,000, to $2,850,000 for the year ended February 28, 2009 from $2,664,000 for the year ended February 29, 2008. Our gross margin percentage was 44% for the year ended February 28, 2009 compared to 47% for the year ended February 29, 2008. During the year ended February 28, 2009, we increased our inventory reserve on our electronics product lines by $99,000 due to the slowdown in this market. The increase in this reserve had a negative impact on our gross profit margin and it reduced our margin from 46% to 44%, for the year ended February 28, 2009.

Research and product development costs increased $71,000 to $804,000 for the year ended February 28, 2009 as compared to $733,000 for the year ended February 29, 2008. The increase is due to increased engineering personnel, engineering materials, depreciation expense and office rent.

Marketing and selling costs increased $745,000 to $1,841,000 for the year ended February 28, 2009 from $1,096,000, for the year ended February 29, 2008. During the year ended February 28, 2009, we experienced an increase in marketing salaries, international commissions, trade show expenses and depreciation.

The increase in these expenditures is due to the reorganization of our sales force into two separate Strategic Business Units. We added sales personnel, increased the number of trade shows we participated in and engaged an outside marketing firm to help increase the awareness of our products. These increases were part of the business development program which was initiated in the latter part of the year ended February 29, 2008.

General and administrative expense increased $185,000 to $1,123,000 for the year ended February 28, 2009 from $938,000, for the year ended February 29, 2008. The increase is due to an increase in salary expense resulting from an increase in personnel and stock based compensation expense.

Interest income decreased $68,000 to $12,000 for the year ended February 28, 2009 as compared to $80,000 for the year ended February 29, 2008. The decrease in interest income is due to the drop in interest rates that took place during the year ended February 28, 2009 and our decision to not invest our cash because of the economic volatility that was taking place in the credit markets during the year and maintaining a lower cash balance. Our present investment policy is to invest excess cash in short term commercial paper with an S & P rating of at least A1+.

For the year ended February 28, 2009, we incurred an operating loss of ($918,000) compared to an operating loss of ($102,000) for the year ended February 29, 2008, an increase of $816,000. The increase in our operating loss is a result of the effects of our business development plan. Our business development plan began in the third quarter of the year ended February 29, 2008 and its goal was to focus on areas where we had demonstrated new capabilities and on areas where there appeared to be more opportunity that we could serve with additional technical and sales personnel. The program's goal was to grow both sales and net income.

The effects of the business development plan can be seen in the growth of both our sales revenue and operating expenses. For the year ended February 28, 2009, our sales revenues increased by $710,000 or 12% when compared to the year ended February 29, 2008. The increase in sales revenue is due to our introduction of new products into additional markets. The business development plan increased our sales and marketing expenses by $745,000 or 68% for the year ended February 28, 2009 when compared to the year ended February 29, 2008. The increase in expenses was mainly in marketing salaries, international commissions, trade show expenses and depreciation.

We have seen positive results from our business development plan in the past fiscal year, such as the 12% increase in revenues. This is particularly noteworthy in that one of our most important business segments, electronics, decreased due to the global recession and reduced consumer demand. Another positive is the increased staffing and international coverage, coupled with attendance at many more trade shows increased our international sales by over $1,002,000 or 36% when compared to the prior year. For the year ended February 28, 2009, sales to foreign customers accounted for approximately 59% of total sales as compared to 49% for the prior year. This increase has offset the deep US decline experienced this past year.

For the year ended February 28, 2009, we incurred a net loss of ($1,513,028) compared to net income of $11,205 for the year ended February 29, 2008, a decrease of $1,524,233. Income tax expense increased $637,000 to $612,000 for the year ended February 28, 2009 as compared to a tax benefit of $25,000 for the year ended February 29, 2008. During the year ended February 28, 2009, we increased the valuation reserve of our deferred tax asset resulting in the recognition of current period tax expense of $612,000. The increase in the valuation reserve is a non-cash expense item. The increase in the valuation reserve is based on our estimate of our ability to utilize the current net operating loss carryforwards. In the future, we may adjust the valuation reserve based upon our return to profitable operations.

Other Income

As previously reported on Form 8-K, filed on July 5, 2005, the Company determined that a former employee had misappropriated approximately $250,000 of the Company's monies, primarily through unauthorized check writing from the Company's accounts over a period of three calendar years. The Company had previously expensed substantially all of the misappropriated funds over the years.

The Company has recovered approximately 75% of these funds to date. The Company has a promissory note that is being repaid by the former employee. The note has been fully reserved for as the collectibility is questionable. As previously discussed, the Company can offer no assurances that it will be successful in its attempt to collect the balance of the remaining restitution.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and may potentially result in materially different results under different assumptions and conditions. The Company believes that its critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, please see the notes to the Company's consolidated financial statements.

Accounting for Income Taxes

As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes. Management judgment is required in determining the provision for the deferred tax asset. The Company increased the valuation reserve for the deferred tax asset due to the operating loss for the current year which reduces the possibility for the utilization of the net operating loss carryforwards. In the event that actual results differ from these estimates, the Company may need to again adjust such valuation reserve.

Stock-Based Compensation

The computation of the expense associated with stock-based compensation requires the use of a valuation model. SFAS 123(R) is a complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. SFAS 123(R) requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

Impact of New Accounting Pronouncements

In April 2008, the FASB issued FSP No. 142-3, *"Determination of the Useful Life of Intangible Assets"*. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *"Goodwill and Other Intangible Assets"*, and requires enhanced disclosures. FSP 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008. Management does not expect the adoption of FSP No. 142-3 to have a material impact on our consolidated financial statements.

All other accounting pronouncements issued but not yet effective have been deemed to be not applicable or the adoption of such accounting pronouncement is not expected to have a material impact on the financials.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Sono-Tek Corporation

Milton, New York

We have audited the accompanying consolidated balance sheets of Sono-Tek Corporation as of February 28, 2009 and February 29, 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years ended February 28, 2009 and February 29, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sono-Tek Corporation, as of February 28, 2009 and February 29, 2008 and the results of their operation and their cash flows for each of the years then ended February 28, 2009 and February 29, 2008 in conformity with accounting principles generally accepted in the United States.

Sherb & Co., LLP

SHERB & CO., LLP

Certified Public Accountants

New York, New York

May 19, 2009

Consolidated Balance Sheet

ASSETS	February 28, 2009	February 29, 2008
Current Assets:		
Cash and cash equivalents	$ 1,472,054	$ 2,339,550
Accounts receivable (less allowance of $18,500 and $18,500, respectively)	801,290	614,378
Inventories, net	1,663,574	1,602,511
Prepaid expenses and other current assets	98,805	69,032
Deferred tax asset	-	70,000
Total current assets	4,035,723	4,695,471
Equipment, furnishings and leasehold improvements (less accumulated depreciation of $1,274,793 and $1,046,195)	588,109	536,892
Intangible assets, net	57,778	34,011
Other assets	7,171	7,171
Deferred tax asset	-	615,803
TOTAL ASSETS	$ 4,688,781	$ 5,889,348

Liabilities and Stockholders' Equity

Current Liabilities:		
Accounts payable	$ 385,825	$ 412,692
Accrued expenses	478,413	452,911
Line of credit – Bank	250,000	-
Current maturities of long term debt	23,633	23,909
Deferred tax liability	-	16,239
Total current liabilities	1,137,871	905,751
Long term debt, less current maturities	19,220	27,628
Deferred tax liability	-	57,978
Total Liabilities	1,157,091	991,357
Commitments and Contingencies	-	-
Stockholders' Equity		
Common stock, $.01 par value; 25,000,000 shares authorized, 14,414,714 and 14,361,091 issued and outstanding, respectively	144,148	143,612
Additional paid-in capital	8,490,071	8,343,880
Accumulated deficit	(5,102,529)	(3,589,501)
Total stockholders' equity	3,531,690	4,897,991
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,688,781	$ 5,889,348

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Years Ended February 28, 2009	Years Ended February 29, 2008
Net Sales	$ 6,408,796	$ 5,698,602
Cost of Goods Sold	3,558,356	3,034,693
Gross Profit	2,850,440	2,663,909
Operating Expenses		
Research and product development	804,405	732,981
Marketing and selling	1,840,872	1,095,544
General and administrative	1,122,964	937,780
Total Operating Expenses	3,768,241	2,766,305
Operating Loss	(917,801)	(102,396)
Other Income (Expense):		
Interest Expense	(5,560)	(4,292)
Interest Income	12,335	80,336
Other Income	9,584	12,158
Loss before Income Taxes	(901,442)	(14,194)
Income Tax Benefit (Expense)	(611,586)	25,399
Net (Loss) Income	$ (1,513,028)	$ 11,205
Basic (Loss) Earnings Per Share	$ (.11)	$ .00
Diluted (Loss) Earnings Per Share	$ (.11)	$ .00
Weighted Average Shares – Basic	14,381,857	14,360,618
Weighted Average Shares – Diluted	14,381,857	14,394,010

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

YEARS ENDED FEBRUARY 28, 2009 AND FEBRUARY 29, 2008

	Common Stock Par Value $.01		Additional Paid – In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance – February 28, 2007	14,360,541	$143,606	$8,308,301	$(3,600,706)	$4,851,201
Exercise of stock options	550	6	(6)	-	-
Stock based compensation expense	-	-	35,585	-	35,585
Net Income	-	-	-	11,205	11,205
Balance – February 29, 2008	14,361,091	143,612	8,343,880	(3,589,501)	4,897,991
Stock issued for rent	21,813	218	8,943	-	9,161
Exercise of stock options	31,810	318	21,822	-	22,140
Stock based compensation expense	-	-	115,426	-	115,426
Net Loss	-	-	-	(1,513,028)	(1,513,028)
Balance – February 28, 2009	14,414,714	$144,418	$8,490,071	$(5,102,529)	$3,531,690

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended February 28, 2009	Years Ended February 29, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss) Income	$ (1,513,028)	$ 11,205
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Depreciation and amortization	263,670	154,020
Stock based compensation expense	115,426	35,585
Shares issued for rent	9,161	-
Gain on sale of equipment	57,643	-
(Increase) Decrease in:		
Accounts receivable	(186,912)	332,455
Inventories	(61,063)	(196,280)
Prepaid expenses and other current assets	(29,773)	75
Deferred tax asset	611,586	(4,564)
(Decrease) Increase in:		
Accounts payable and accrued expenses	(1,365)	180,261
Deferred tax liability	-	(22,022)
Net Cash (Used in) Provided by Operating Activities	(734,655)	490,735
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, furnishings and leasehold improvements	(367,399)	(384,952)
Patent application costs	(29,020)	(7,867)
Net Cash Used In Investing Activities	(396,419)	(392,819)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of options	22,140	-
Proceeds from note payable – Bank	17,590	-
Proceeds from line of credit – Bank	250,000	-
Repayment of long term debt	(26,152)	(27,342)
Net Cash Provided by (Used in) Financing Activities	263,578	(27,342)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS:	(867,496)	70,574
CASH AND CASH EQUIVALENTS:		
Beginning of year	2,339,550	2,268,976
End of year	$ 1,472,054	$ 2,339,550

See notes to consolidated financial statements.

NOTE 1: Business Description

The Company was incorporated in New York on March 21, 1975 for the purpose of engaging in the development, manufacture, and sale of ultrasonic liquid atomizing nozzles, which are sold world-wide. Ultrasonic nozzle systems atomize low to medium viscosity liquids by converting electrical energy into mechanical motion in the form of high frequency ultrasonic vibrations that break liquids into minute drops that can be applied to surfaces at low velocity.

NOTE 2: Significant Accounting Policies

Consolidation - The accompanying consolidated financial statements of Sono-Tek Corporation, a New York corporation (the "Company"), include the accounts of the Company and its wholly owned subsidiary, Sono-Tek Cleaning Systems, Inc., a New Jersey Corporation ("SCS"), which the Company acquired on August 3, 1999, and whose operations have been discontinued. There have been no operations of this subsidiary since Fiscal Year Ended February 28, 2002. All significant intercompany accounts and transactions are eliminated in consolidation.

Reclassifications - Where appropriate, prior year's financial statements reflect reclassifications to conform to the current year's presentation.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market mutual funds, short term commercial paper and short-term certificates of deposit with original maturities of 90 days or less. The Company occasionally has cash or cash equivalents on hand in excess of the $250,000 insurable limits at a given bank. At February 28, 2009 and February 29, 2008, the Company had $1,121,241 and $2,239,550 over the insurable limit, respectively.

Supplemental Cash Flow Disclosure -

	Years Ended	
	February 28, 2009	February 29, 2008
Interest paid	$ 4,928	$ 4,140
Income taxes paid	$ 6,250	$ 1,827

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods.

Allowance for doubtful accounts - The Company records a bad debt expense/allowance based on management's estimate of uncollectible accounts. All outstanding accounts receivable accounts are reviewed for collectibility on an individual basis. The bad debt expense recorded for the years ended February 28, 2009 and February 29, 2008 was $5,196 and $0, respectively.

Equipment, Furnishings and Leasehold Improvements – Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

Product Warranty - Expected future product warranty expense is recorded when the product is sold.

Intangible Assets - Include costs of patent applications which are deferred and charged to operations over seventeen years for domestic patents and twelve years for foreign patents and the unamortized portion of deferred financing costs. The accumulated amortization of patents is $64,202 and $58,949 at February 28, 2009 and February 29, 2008, respectively. Annual amortization expense of such intangible assets is expected to be $5,300 per year for the next five years.

Research and Product Development Expenses - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred. Engineering costs directly applicable to the manufacture of existing products are included in cost of goods sold.

Income Taxes - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Stock options granted but not yet exercisable under the Company's stock option plans are not included for Diluted EPS calculations under the treasury stock method.

Shipping and Handling Costs – Shipping and handling costs are included in cost of sales in the accompanying consolidated statements of operations.

Advertising Expenses - The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising expense for the years ended February 28, 2009 and February 29, 2008 was $281,181 and $130,024, respectively.

Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Recognition of Revenue - Sales are recorded at the time title passes to the customer, which, based on shipping terms, generally occurs when the product is shipped to the customer. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances. Discounts and allowances are determined when a sale is negotiated. The Company does not grant its customers or independent representatives the ability to return equipment nor does it grant price adjustments after a sale is complete.

Concentration of Credit Risk - The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business. The Company does have cash in excess of the federal insurable limits as noted above. The Company also has two customers, which accounted for 3.4% and 3.3% of sales, respectively, during the year ended February 28, 2009. One customer accounted for 9.1% of the outstanding accounts receivables at February 29, 2008.

Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements -

In April 2008, the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets". FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets", and requires enhanced disclosures. FSP 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008. Management does not expect the adoption of FSP No. 142-3 to have a material impact on our consolidated financial statements.

All other accounting pronouncements issued but not yet effective have been deemed to be not applicable or the adoption of such accounting pronouncement is not expected to have a material impact on the financials.

NOTE 3: Segment Information

The Company currently operates in one business segment, spraying systems and is primarily engaged in the business of developing, manufacturing, selling, installing and servicing ultrasonic spray equipment.

NOTE 4: Stock-Based Compensation

On March 1, 2006, the Company adopted SFAS No. 123R, "Share Based Payments." SFAS No. 123R requires companies to expense the value of employee stock options and similar awards.

The weighted-average fair value of options has been estimated on the date of grant using the Black-Scholes options-pricing model. The weighted-average Black-Scholes assumptions are as follows:

	2009	2008
Expected life	4 years	4 years
Risk free interest rate	1.07% - 3.13%	4.01% - 4.97%
Expected volatility	56% - 137%	47% - 57%
Expected dividend yield	0%	0%

In computing the impact, the fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate; volatility; and expected remaining lives of the awards. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company's stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Company's forfeiture rate, the Company analyzed its historical forfeiture rate, the remaining lives of unvested options, and the number of vested options as a percentage of total options outstanding. If the Company's actual forfeiture rate is materially different from its estimate, or if the Company reevaluates the forfeiture rate in the future, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

For the years ended February 28, 2009 and February 29, 2008, net income and earnings per share reflect the actual deduction for stock-based compensation expense. The impact of applying SFAS 123R approximated $115,426 and $35,585 in additional compensation expense for the years then ended, respectively. Such amount is included in general and administrative expenses on the statement of operations. The expense for stock-based compensation is a non-cash expense item.

During the year ended February 28, 2009 the Company repriced an aggregate of 205,000 options with exercise prices ranging from $1.75 to $2.43 per share, to an exercise price of $0.74 per share. The Company also repriced an additional 100,000 options with an exercise price of $1.75 to an exercise price of $1.00. A total expense of $49,420 was recognized during the year due to these repricings.

NOTE 5: Inventories

Inventories consist of the following:

	February 28, 2009	February 29, 2008
Raw Materials	$ 596,164	$ 550,624
Work-in-process	553,447	457,832
Consignment	9,042	9,770
Finished Goods	811,119	788,482
Totals	1,969,772	1,806,708
Less: Allowance	(306,198)	(204,197)
	$ 1,663,574	$ 1,602,511

NOTE 6: Equipment, Furnishings, and Leasehold Improvements

Equipment, furnishings and leasehold improvements consist of the following:

	February 28, 2009	February 29, 2008
Laboratory equipment	$ 371,049	$ 415,507
Machinery and equipment	363,167	357,702
Leasehold improvements	126,529	86,333
Tradeshow and demonstration equipment	499,632	286,953
Furniture and fixtures	502,525	436,592
Totals	1,862,902	1,583,087
Less: accumulated depreciation	(1,274,793)	(1,046,195)
	$ 588,109	$ 536,892

Depreciation expense for the years ended February 28, 2009 and February 29, 2008 was $258,418 and $149,421, respectively.

NOTE 7: Accrued Expenses

Accrued expenses consist of the following:

	February 28, 2009	February 29, 2008
Accrued compensation	$ 177,904	$ 169,310
Estimated warranty costs	17,850	14,700
Accrued commissions	175,666	47,364
Professional fees	25,014	26,102
Customer deposits	73,380	180,409
Other accrued expenses	8,599	15,026
	$ 478,413	$ 452,911

NOTE 8: Revolving Line of Credit

The Company has a $500,000 revolving line of credit at prime which was 3.25% at February 28, 2009. The loan is collateralized by all of the assets of the Company. The line of credit is payable on demand and must be retired for a 30 day period once annually. As of February 28, 2009 and February 29, 2008, the Company had outstanding borrowings of $250,000 and $0, respectively, under the revolving line of credit.

NOTE 9: Long-Term Debt

Long-term debt consists of the following:

	February 28, 2009	February 29, 2008
Equipment loan, bank, collateralized by related production equipment, payable in monthly installments of principal and interest of $832 through March 2010. Interest rate 6.51%. 60 month term.	$ 10,283	$ 19,385
Equipment loan, bank, collateralized by related office equipment, payable in monthly installments of principal and interest of $529 through September 2011. Interest rate 5.22%. 36 month term.	15,306	-
Equipment loan, bank, collateralized by related engineering equipment, payable in monthly installments of principal and interest of $770 through February 2011. Interest rate 6.54%. 60 month term.	17,264	25,049
Equipment loan, bank, collateralized by related office equipment, payable in monthly installments of principal and interest of $1,039 through September 2008. Interest rate 6.21%. 36 month term.	-	7,103
Total long term debt	42,853	51,537
Due within one year	23,633	23,909
Due after one year	$ 19,220	$ 27,628

Long-term debt is payable as follows:
Fiscal Year ending February 28,

2011	$ 15,597
2012	$ 3,623

NOTE 10: Commitments and Contingencies

Leases – Total rent expense was approximately $137,927 and $104,331, for the years ended February 28, 2009 and February 29, 2008, respectively.

The Company has $79,675 in future minimum obligations under its leases, which expire between July 2009 through November 2009.

NOTE 11: Income Taxes

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate of 33% to pre-tax income (loss) as follows:

	February 28, 2009	February 29, 2008
Expected federal income tax (benefit)	$ (315,505)	$ (4,968)
State tax (benefit), net of federal	(37,861)	(596)
Other	7,392	14,234
Recognition of deferred tax asset	-	16,729
Increase in valuation allowance	(265,612)	-
Income tax (expense) benefit	$ (611,586)	$ 25,399

The net deferred tax asset is comprised of the following:

	February 28, 2009	February 29, 2008
Inventory	$ 147,079	$ 122,000
Accrued expenses and other	49,177	21,000
Net operating losses	837,643	542,803
Deferred tax asset	1,033,899	685,803
Valuation allowance	(1,033,899)	-
Net deferred tax asset	$ -	$ 685,803
Deferred tax liability	$ -	$ 74,217

During the year ended February 28, 2009, the Company increased the valuation reserve of its deferred tax asset resulting in the recognition of current period tax expense of $611,586. The increase in the valuation reserve is a non cash expense item. The increase in the valuation reserve is based on the Company's estimate of its ability to utilize the current net operating loss carryforwards.

The change in the valuation allowance was $80,000 for the year ended February 29, 2008. This represents an $80,000 decrease in the net operating loss valuation allowance offset by a $64,000 change in other timing differences and a $16,000 increase in the net deferred tax asset recorded. A $685,803 tax benefit has been reflected as a tax asset in the financial statements, of which $70,000 is a current asset.

At February 28, 2009, the Company has available net operating loss carryforwards of approximately $2,137,000 for income tax purposes, which expire between fiscal 2019 and fiscal 2029. The net operating loss carryforwards generated by a subsidiary are subject to limitations under Section 382 of the Internal Revenue Code.

NOTE 12: Stockholders' Equity

During the year ended February 28, 2009, we issued an aggregate of 21,813 shares of our common stock in connection with the renewal of the lease of our principal premises. We are amortizing an expense of $9,121 in connection with the issuance of these shares.

Stock Options – The Company has two stock option plans, the 1993 Stock Incentive Plan, as Amended ("1993 Plan") and the 2003 Stock Incentive Plan ("2003 Plan"). Under each Plan, options can be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 1,500,000 of the Company's common shares. Options granted under the 1993 Plan expire on various dates through 2013. The 1993 Plan expired in October 2003 and no further options can be granted under the 1993 Plan. A total of 62,500 options remain outstanding under the 1993 Plan. Under the 2003 Plan options expire at various dates through 2015. A total of 1,143,065 options are outstanding under the 2003 Plan.

During Fiscal Year 2009, the Company granted options for 115,000 shares exercisable at $.74 to officers of the Company, options for 40,000 shares exercisable at $.74 to directors of the Company and options for 172,500 shares exercisable at prices from $.42 to $1.10 to employees of the Company.

During Fiscal Year 2008, the Company granted options for 90,000 shares exercisable at prices from $.95 to $1.18 to officers of the Company and options for 20,000 shares exercisable at prices from $.95 to $1.30 to employees of the Company.

Under both the 1993 Plan and the 2003 Plan, options are granted at prices that are at least 100% of the fair market value of the common stock at time of grant. For qualified employees, except under certain circumstances specified in both Plans or unless otherwise specified at the discretion of the Board of Directors, no option may be exercised prior to one year after date of grant, with the balance becoming exercisable in cumulative installments over a three year period during the term of the option, and terminate at a stipulated period of time after an employee's termination of employment.

A summary of the activity of both plans for the years ended February 28, 2009 and February 29, 2008 is as follows:

	Stock Options		Weighted Average Exercise Price		Fair Value
	Outstanding	Exercisable	Outstanding	Exercisable	Vested
Balance – February 28, 2007	949,375	871,500	$ 1.58	$ 1.63	$ .18
Granted	110,000		1.03		
Exercised	(1,500)		(.50)		
Cancelled	(85,500)		(1.36)		
Balance – February 29, 2008	972,375	840,950	1.54	1.60	.20
Granted	327,500		.73		
Exercised	(31,810)		(.70)		
Cancelled	(62,500)		(1.07)		
Balance – February 28, 2009	1,205,565	920,906	$ 1.10	$ 1.08	$ .33

The intrinsic value of the Company's options exercised during the years ended February 28, 2009 and February 29, 2008 was $5,373 and $675, respectively.

Information, at date of issuance, regarding stock option grants for the years ended February 28, 2009:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Year ended February 28, 2009:			
Exercise price exceeds market price	-	-	-
Exercise price equals market price	327,500	$ .73	$ .35
Exercise price is less than market price......	-	-	-

The aggregate intrinsic value of the Company's outstanding options at February 28, 2009 was $9,500 and the intrinsic value of options exercisable at February 28, 2009 was $7,600.

The following table summarizes information about stock options outstanding and exercisable at February 28, 2009:

	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number Exercisable
Range of exercise prices:				
$.25 to $.50	90,000	7.2	$ .39	40,000
$.51 to $1.00	644,190	7.3	$ .85	443,181
$1.01 to $1.75	398,875	5.9	$ 1.51	365,225
$1.76 to $2.30	65,000	5.9	$ 2.15	65,000
$2.31 to $3.00	7,500	6.1	$ 2.58	7,500

NOTE 13: Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	February 28, 2009	February 29, 2008
Numerator for basic and diluted earnings per share	$(1,513,028)	$ 11,205
Denominator:		
Denominator for basic earnings per share-weighted average shares	14,381,857	14,360,618
Effects of dilutive securities:		
Stock options for employees, directors and outside consultants	-	33,392
Denominator for diluted earnings per share	14,381,857	14,394,010
Basic (Loss) Earnings Per Share	$ (.11)	$ .00
Diluted (Loss) Earnings Per Share	$ (.11)	$ .00

The effect of stock options for the year ended February 28, 2009 is not used in the calculation of diluted earnings per share. Due to the net loss for the year ended February 28, 2009, the inclusion of stock options in the calculation would have an anti-dilutive effect.

NOTE 14: Significant Customers and Foreign Sales

Export sales to customers located outside the United States were approximately as follows:

	February 28, 2009	February 29, 2008
Western Europe	$ 1,069,000	$ 918,000
Far East	1,868,000	1,090,000
Other	848,000	775,000
	$ 3,785,000	$ 2,783,000

During Fiscal Years 2009 and 2008, sales to foreign customers accounted for approximately $3,785,000 and $2,783,000, or 59% and 49% respectively, of total revenues.

Note 15: Other Income

As previously reported on Form 8-K, filed on July 5, 2005, the Company determined that a former employee had misappropriated approximately $250,000 of the Company's monies, primarily through unauthorized check writing from the Company's accounts over a period of three calendar years. The Company has previously expensed substantially all of the misappropriated funds over the years.

The Company has recovered approximately 75% of these funds to date. The Company has a promissory note that is being repaid by the former employee. The note has been fully reserved for as the collectibility is questionable. As previously discussed, the Company can offer no assurances that it will be successful in its attempt to collect the balance of the remaining restitution.

COMMON STOCK

Our Common Stock trades in the over-the-counter market on the OTC Bulletin Board. The following table sets forth the range of high and low closing bid quotations for our Common Stock for the periods indicated.

	Years Ended			
	February 28, 2009		February 29, 2008	
	HIGH	LOW	HIGH	LOW
First Quarter	$ 1.15	$ 0.74	$ 1.30	$ 1.08
Second Quarter	1.15	0.75	1.15	0.90
Third Quarter	0.89	0.40	1.09	0.79
Fourth Quarter	0.65	0.26	0.97	0.66

The above quotations are believed to represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions.

As of May 18, 2009, there were 239 shareholders of record of our Common Stock, according to our stock transfer agent. We estimate that we have between 1,000 and 1,400 beneficial shareholders of our common stock. The difference between the shareholders of record and the total shareholders is due to stock being held in street names at our transfer agent.

We have not paid any cash dividends on our Common Stock since inception. We intend to retain earnings, if any, for use in our business and for other corporate purposes.

Corporate Directory

Directors

Christopher L. Coccio, Ph.D. - Chairman and CEO

Joseph Riemer, Ph.D. - President

Samuel Schwartz - Chairman Emeritus and former Chairman of the Board, retired Chairman and CEO of Krystinel Corporation.

Edward J. Handler, Esq. - Chairman of the Compensation Committee, retired partner from Kenyon and Kenyon intellectual property law firm, President and COO of Storm Bio, Inc., past President of the West Point Society of New York.

Philip A. Strasburg, CPA - Certified Public Accountant in New York State, retired partner from Anchin Block and Anchin accounting firm, Chairman of the Audit Committee, member of the Westchester Public/Private Partnership for Aging Services Board of Directors.

Donald F. Mowbray, Ph.D. - Independent Consultant, Retired head of General Electric's Corporate R&D Mechanical Engineering Laboratory.



Executive Officers

Christopher L. Coccio, Ph.D. - Chairman and CEO
Joseph Riemer, Ph.D. - President
Stephen J. Bagley, CPA - Chief Financial Officer
Vincent F. DeMaio - Director of Programs
R. Stephen Harshbarger - Director, Electronics & Advanced Energy SBU

Corporate Headquarters

2012 Route 9W
Milton, NY 12547
Phone: 845.795.2020
Fax: 845.795.2720

Corporate Website

http://www.sono-tek.com

Corporate E-mail

info@sono-tek.com

SONO TEK Corporation

2012 Route 9W, Milton, NY 12547 USA
Telephone (845) 795-2020 Fax (845) 795-2720
Internet: www.sono-tek.com E-mail: info@sono-tek.com